SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011.

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 31, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 31, 2011, the Company reported that the Shareholders` Meeting held on October 31, 2011, approved:

(i)	to ratify the early dividend duly approved by the Company´s Board of Directors for an amount of Ps. 130,824,500;

(ii)	to allocate 5% of the fiscal year results (that is Ps. 13,028,900) to “Legal Reserve Account”;

(iii)	to pay an additional cash dividend to the already paid, for an amount of Ps.117,054,600 - amounting in total to Ps.247,879,100, and to allocate the remaining balance to the “Free Availability Reserve” account, and to delegate into the Board of Directors the payment of such dividend in the terms stated in the applicable law;

(iv)	to assume the amount of Ps. 135,453.20 in connection with the Shareholders’ assets tax;

(v)	to ratify the duly approved Shareholder’ resolutions in connection with the implementation of the allocation of an amount equal to 1% of the outstanding capital of the Company, that shall be equal to Ps.9,069,530, through an incentive plan addressed to certain employees of the Company, and the delegation of powers into the Board of Directors of the Company for the formation of an special purpose vehicle and to implement such plan, and the power to establish timing, pricing, allocation, amounts, and other, subject to applicable law;

(vi)	to modify the nominal value of the outstanding shares of the Company, currently Ps.0.10 for an amount of Ps.1, per share, and to settle in cash the stock fractions, if applicable, subject to the applicable law.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ SAÚL ZANG
Name:	Saúl Zang
Title:	Director

Dated: November 2, 2011.